UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-42900
ELEMENTAL ROYALTY CORPORATION
(Translation of registrant’s name into English)
10001 W. Titan Road
Littleton, Colorado
United States of America 80125
Phone: +1 (303) 973-8585

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[   ] Form 20-F     [X] Form 40-F

SUBMITTED HEREWITH
Exhibits:

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026
99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEMENTAL ROYALTY CORPORATION

(Registrant)

Date: August 11, 2026	By:	/s/ Rocio Echegaray

	Name:	Rocio Echegaray
	Title:	Corporate Secretary